July 18, 2013

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Comcast Corporation Form 10-K for the fiscal year ended December 31, 2012 Filed February 21, 2013 Response dated May 30, 2013 File No. 1-32871

Dear Mr. Spirgel:

We are writing this letter to respond to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated June 18, 2013, relating to the review of our Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”).  For your convenience, we have reproduced the Staff’s comments preceding our responses below.  Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Introduction and Overview, page 44

1.
We note your response to comment 1.  We also note that you have lost a material number of video customer relationships during the past three fiscal years and that those video customer relationship losses presumably were not evenly distributed across all your service areas.  Therefore, please explain to us how management organizes, tracks and reports your various customer relationships (video, high speed internet, voice, business services, etc.) in the geographic market service areas in which your Cable Communications Segment operates.

Response

We organize and track our various customer relationships through a customer reporting database with data from our billing systems.  This information includes customer relationships for our core cable services, including video, high-speed Internet and voice.  The database also identifies whether these customers are residential or business, and the level of service received from basic tiers to more advanced services, such as HD and DVRs.

As part of our quarterly review process, our senior management reviews financial and operating results, including customer information based on data generated from the customer reporting database.  The quarterly reports reviewed with senior management present financial and operating information of the Cable Communications segment as a whole.  When appropriate, this information is supplemented with detail showing customer information from our three Cable Communications geographic divisions.  These three divisions are also our unit of account for purposes of testing our cable franchise assets for impairment.

Securities and Exchange Commission	July 18, 2013

More frequent reports of customer information are produced (monthly, weekly and daily) for our three divisions as well as the 16 regional field operations comprising our three divisions. These reports include customer information but do not include any accompanying review or analysis of the data. These reports are issued to a broad group of divisional and regional operational management, as well as certain members of senior management.

As stated in our May 30th response letter, we have a geographical reach across the United States.  Our operations are not concentrated in any one city, region or division, and the financial performance of any one city, region or division has not had a significant impact on our Cable Communications segment as a whole.  Accordingly, we believe that the inclusion of the map, as noted in our prior response to Comment 1, will provide investors with a sufficient understanding of the markets served by our Cable Communications segment and the customer base in those markets.  To the extent material to investors, we would include a discussion of any unusual geographic changes to or trends in our major markets.

Cable Communications Segment – Revenue, page 50

2.
We note your response to comment 2.  We note that to reflect the evolution of your relationship with your customers and changes in your industry, you plan to change your ARPU calculation at the end of this year and use as the denominator total customer relationships.  We note that your current metric described as “total revenue per video customer” is confusing as the revenue may not be associated with a video customer.  As a result, we believe that any delay in removing this metric is inappropriate.

Response

ARPU has been a common metric in the cable industry for many years.  This metric is used by analysts, is included in their analyst reports, and, we believe, will continue to be included in certain analyst reports regardless of whether ARPU is included in our quarterly reports.  Additionally, as shown from our prior response to Comment 2, ARPU is relatively simple to calculate, and our disclosure in the Form 10-K is clear in stating that we are calculating ARPU based on the total revenue per video customer and that the increase in ARPU is due to, among other things, declines in the total number of video customers.  That being said, because we will be moving to a total customer relationship ARPU metric later this year or early next year and because our historic ARPU calculation is straightforward and we provide the underlying data necessary for analysts or investors to calculate it if they so choose, as requested, beginning with our Form 10-Q for the quarter ended June 30, 2013, we will remove this metric from our discussion of Cable Communications segment revenue.

3.	We note your response to comment 3. Please expand your discussion for all periods presented to address the following:

a.
Video revenue – Quantify separately and discuss the factors that contributed to the increases in rate adjustments and higher levels of video service. Furthermore, discuss the factors that contributed to the decline in the number of residential video customers.

b.
High-speed internet revenue – Quantify separately and discuss the factors that contributed to the increases in high-speed internet rates, higher levels of service and in the number of high-speed internet customers.

c.	Voice revenue – Discuss the reasons why revenue increases have remained relatively flat despite the substantial net additions in voice customers.

d.
Business service revenue – Quantify separately and discuss the factors that contributed to the increase in the number of business customers and the effects of your expansion of services to medium-sized businesses.

Securities and Exchange Commission	July 18, 2013

This is not meant to represent an all-inclusive list of where your MD&A should be improved.  We encourage you to provide quantification of amounts and further clarification throughout your discussion.  See Item 303(a)(3) of Regulation S-K.

Response

Video, high-speed Internet, voice and business services revenue represent four of the five primary components that comprise our Cable Communications segment total revenue.  To provide investors with an understanding of the drivers of total revenue, we provide a breakdown of its various components, with year over year comparisons, as well as customer metrics information in the tables on page 50 of the Form 10-K.  We then provide a narrative discussion of the reasons for any changes in each of these revenue components on pages 50 and 51 of the Form 10-K.  In response to the Staff’s comments relating to quantifying separately the factors contributing to changes in revenue, beginning with our Form 10-Q for the quarter ended June 30, 2013, we will further expand our discussion to quantify the primary drivers for increases in the various revenue components to include, to the extent available and material, the impact from changes in rate and levels of service and changes in the number of customers.

The discussion below addresses the Staff’s comments relating to discussing the factors that contributed to rate adjustments and increases/decreases in customers.

Video Revenue – With respect to our video revenue, the Staff requests that we “... discuss the factors that contributed to the increases in rate adjustments and higher levels of video service.”  We balance rate increases with their expected effect on customer numbers in an attempt to maximize overall revenue.  While we believe it is commonly understood that this is why most companies increase rates or raise prices, we will add a statement to this effect in future filings.  The Staff also requests that we “… discuss the factors that contributed to the decline in the number of residential video customers.”  We believe we currently address this in the first paragraph under “Cable Communications Segment - Revenue – Video” on page 50 of the Form 10-K, where we state, “These decreases [in the number of video customers] were primarily due to competitive pressures in our service areas.”  Elsewhere in our Form 10-K, including in the MD&A on page 48 under “Segment Operating Results – Competition,” we highlight the various competitive factors facing our businesses.

High Speed Internet Revenue – With respect to our high-speed Internet revenue, the Staff requests that we “… discuss the factors that contributed to the increases in high-speed internet rates, higher levels of service and in the number of high-speed internet customers.”  We balance rate increases with a focus on increasing overall revenue given the competitive nature of our industry and will provide a statement to this effect in future filings.  We believe that showing the net increases in the number of customers in the table on page 50 of the Form 10-K provides investors with sufficient information to assess how well we are competing.

Voice Revenue – With respect to our voice revenue, the Staff requests that we “[d]iscuss the reasons why revenue increases have remained relatively flat despite the substantial net additions in voice customers.”  We respectfully submit that we have addressed the reason why voice revenue has remained flat, stating on page 51 of the Form 10-K under “Voice” that voice revenue “increased primarily due to increases in the number of residential customers receiving multiple services, while rates have remained relatively flat.”  However, in future filings, we will expand our discussion to note that our voice revenue is negatively impacted by the allocation of revenue from additional customers receiving multiple services when video and high-speed Internet rates increase while voice rates remain relatively flat, because revenue attributable to voice services represents a lower proportion of the multiple services rate.

Business Service Revenue – With respect to our business service revenue, the Staff requests that we “… discuss the factors that contributed to the increase in the number of business customers….”  As

Securities and Exchange Commission	July 18, 2013

business services is a more recent market for Comcast, we believe that an investor understands that an increase in customers is primarily the result of our efforts to gain share from our incumbent competitors, although we will include a statement to that effect in future filings.  We note, however, that the effects of expanding services to medium-sized businesses have not had a material impact on our results of operations.

Additionally, we will review the remainder of our MD&A to evaluate whether to provide additional quantification of amounts or additional clarification to our disclosures.

*           *           *

Please do not hesitate to call me at (215) 286-8514 with any questions you may have with respect to the foregoing.

Sincerely, /s/ Lawrence J. Salva
Lawrence J. Salva Senior Vice President, Chief Accounting Officer and Controller Comcast Corporation

cc:
Brian L. Roberts, Chairman of the Board and Chief Executive Officer
Michael J. Angelakis, Chief Financial Officer
Arthur R. Block, Senior Vice President, General Counsel and Secretary
J. Michael Cook, Director and Chairman of Audit Committee
Bruce K. Dallas, Davis Polk & Wardwell LLP
Michael Titta, Deloitte & Touche LLP